Barclays PLC One Churchill Place London E14 5HP

Stephanie J. Ciboroski

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington DC 20549

USA

31 October 2013

Dear Ms Ciboroski,

Barclays PLC and Barclays Bank PLC

Form 20-F for the fiscal year ended December 31, 2012

Filed 13 March 2013

Form 6-K

Filed 16 April 2013

Files No. 001-09246 and 001-10257

This letter responds to your letter (the “Comment Letter”), dated 21 June 2013, concerning the Annual Report on Form 20-F for the fiscal year ended 31 December 2012 (the “2012 Form 20-F”) of Barclays PLC and Barclays Bank PLC (collectively, “Barclays”) and the Report on Form 6-K relating to the Restatement Document (the “April Form 6-K”). By our letter dated 26 July 2013, we responded to comments 3 through 14 of the Comment Letter and we are in this letter now responding to comments 1 and 2. As we discussed with the Staff and confirmed in our letter of 29 July 2013, our responses to comments 1 and 2 were to be provided by 31 October 2013.

Our responses to comments 1 and 2 are set out in Appendix 1 to this letter. To facilitate the Staff’s review, Barclays has included in its response the numbered comments as raised in the Comment Letter and provided responses immediately following each numbered comment.

Yours sincerely,

/s/ Tushar Morzaria

Tushar Morzaria

Group Finance Director

Cc	Rebekah Lindsay

(Securities and Exchange Commission)

John O’Connor

Eric J. Kadel Jr.

(Sullivan & Cromwell LLP)

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

1.	In your letter to us dated October 18, 2010, you discussed your contacts with Cuba, Sudan, and Syria. It appears from the disclosure on page 322 that you continue to maintain legacy guarantees related to Syria. In addition, publicly-available information indicates that you have a correspondent banking relationship with Byblos Bank, which operates in Sudan and Syria. As you know, Cuba, Sudan, and Syria are designated as state sponsors of terrorism by the U.S. Department of State, and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not include disclosure regarding contacts with Cuba or Sudan, or disclosure beyond the limited information on page 322 regarding contacts with Syria. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan, and/or Syria, whether through direct or indirect arrangements, since the referenced letter. Your response should describe any funds, services, or support you have provided or intend to provide into Cuba, Sudan, and/or Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had or intend to have with the governments of those countries or entities they control.

Our activities in Syria, Sudan and Cuba (collectively, the ‘Subject Countries’) are substantially limited since December 2006, when Barclays introduced an enhanced Group Sanctions Policy (the ‘Sanctions Policy’), which applies to all of Barclays operations globally. The Sanctions Policy significantly restricts business and dealings with countries subject to U.S. sanctions, including the Subject Countries.

Barclays does not have, and does not anticipate having, a subsidiary, branch, representative office or other physical presence in any of the Subject Countries.

Syria

With regard to Syria, Barclays tightened the restrictions in its Sanctions Policy on a number of occasions in response to the continued strengthening of Syrian sanctions during 2011 and 2012. During the period leading up to September 2012, Barclays Sanctions Policy in relation to Syria reflected its legal obligations, restricting among others business activity which involved a sanctioned party, a US nexus, a Syrian financial institution, or activity relating to the oil and gas sectors. In September 2012 due to further consideration of its risk tolerance with regard to Syria, Barclays restricted business activity relating to Syria in all circumstances, requiring activity to be escalated to the central Sanctions team for consideration on a case by case basis if the business wishes to proceed with the activity and only where the activity is legally permissible. As a result of this change in risk tolerance, from September 2012 Barclays exited many of its customer relationships with Syrian residents and put in place dispensations from the Sanctions Policy to allow for measured exits with appropriate notice given to affected customers in accordance with our legal obligations. Where it has not been possible to exit particular customers for some time due to local legal or regulatory constraints, for example, customers with mortgages, exceptions against the Sanctions Policy have been granted and appropriate additional controls put in place. These customer relationships were legally permissible but were being exited due to Barclays’ risk tolerance. In light of these changes, our existing activities related to Syria are limited and include (in addition to the activities described in our Annual Report on Form 20-F) a relatively small number of legacy obligations, all of which we believe are outside the scope of the prohibitions under applicable U.S. sanctions.

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

Sudan

We have severely restricted business activities relating to the territory of Sudan which is the target of U.S. sanctions, and to the government of Sudan. In 2012, Sudanese sanctions distinguished the regional government of Southern Sudan from the Government of the Republic of Sudan (North Sudan). Barclays Sanctions Policy in relation to Sudan was amended to reflect the change in legal obligations, continuing to restrict among others business activity which involved a sanctioned party, and military goods, technology, and services. In addition to these restrictions, business activity involving a US nexus and North Sudan, or the Government of North Sudan remained restricted in all circumstances, requiring activity to be escalated to the central Sanctions team for consideration on a case by case basis if the business wishes to proceed with that activity and only where the activity is legally permissible. The applicable restrictions are subject to limited exceptions that must be agreed by the central Sanctions team upon escalation, such as facilitation of legally permitted payments required for humanitarian aid or related to the United Nations’ activity in Sudan and the surrounding areas. In addition, Barclays maintains a small number of legacy loans, other investments and wealth management products, all of which we believe are outside the scope of the prohibitions under applicable U.S. sanctions.

Cuba

Barclays Sanctions Policy in relation to Cuba reflects its legal obligations, restricting among others business activity relating to Cuba which involves a sanctioned party or a US nexus, as well as Cuban nationals wherever resident if there is a US nexus to the activity. Where business activity relating to Cuba is restricted by the Sanctions Policy, Barclays requires activity to be escalated to the central Sanctions team for consideration on a case by case basis if the business wishes to proceed with that activity and only where the activity is legally permissible.

Certain jurisdictions in which Barclays operates (e.g., the E.U. and the U.K.) have laws relating to Cuba that differ from those of the United States. Barclays Sanctions Policy is in place to ensure compliance with its legal obligations in the countries in which it operates, and Barclays has a small number of non-U.S. customers who are either Cuban nationals or resident in Cuba. Existing activities related to Cuba include (European) retail and wealth management accounts, mortgages, loans and investment products held by residents and nationals of Cuba, all of which we believe are outside the scope of the prohibitions under applicable U.S. sanctions.

Correspondent Banking Relationships

We prohibit correspondent banking relationships with institutions in the Subject Countries. Our correspondent banking relationships are subject to, and are in compliance with, our Sanctions Policy. Some of our correspondent banks, such as Byblos Bank in Lebanon, have operations in Syria and Sudan. However, we do not have direct correspondent banking relationships with Byblos Bank, nor with any other bank in Syria or Sudan.

In addition, Barclays reviewed its global list of its correspondent banking relationships to identify banks with apparent direct operations in any of the Subject Countries. The review identified that, while Barclays does not have correspondent banking relationships with banks located in any of the Subject Countries, some of Barclays’ correspondent banks themselves have a presence within one or more of the Subject Countries.

Barclays has systems, controls and procedures to identify, escalate and review correspondent banking relationships with links to sanctioned countries, including the Subject Countries. Barclays screening systems are configured to detect transactions, including those received through Barclays correspondents, involving the Subject Countries.

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

Barclays applies a risk-based approach on its correspondent banking relationships. It performs due diligence on all of its correspondents, and reviews, among others, the correspondent banks’ sanctions programmes, including sanctions screening systems, the sanctions lists used in screening, and relationships with banks in sanctioned countries. Barclays requests from its higher risk correspondent banks, information about the correspondents’ SWIFT keys exchanged through their relationship management application (RMA), their use of Nostro and Vostro accounts, and informs them of the details of the sanctioned countries and parties that Barclays does not wish to deal with directly or indirectly. Our correspondent banking relationships are subject to periodic risk review and monitoring.

As set out in more detail in our response to Comment 2, Barclays does not believe that its business activities that relate to, or its contacts with, the Subject Countries, as described above, are material nor that its activities in the Subject Countries would constitute a material investment risk for our security holders.

2.	Please discuss for us the materiality of the contacts with Cuba, Sudan, and/or Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan, or Syria.

We do not believe that our past, current or anticipated business activities in or other contacts with the Subject Countries are material in quantitative or qualitative terms and do not believe that such operations or contacts constitute a material investment risk to our security holders for the following reasons:

Quantitative Analysis

As discussed in our response to Comment 1, Barclays contacts with the Subject Countries are restricted, in accordance with the Sanctions Policy, and the qualitative and quantitative value of our limited activities in those countries is negligible in the context of Barclays overall business. The tables below set forth Barclays revenues, assets and liabilities as of and for the year ended 31 December 2012, which are our estimates of amounts attributable to each of the Subject Countries.

Relative to Barclays global total revenues, assets and liabilities as published in the restated financial statement for the year ended 31 December 2012, these amounts are considered immaterial. For example, revenues for each of the Subject Countries as a percentage of total revenues were: less than 0.003% for Syria, less than 0.002% for Sudan and less than 0.005% for Cuba. In addition, assets for each of the Subject Countries as a percentage of total assets were: less than 0.0009% for Syria, less than 0.00004% for Sudan, and less than 0.003% for Cuba. Liabilities as a percentage of total liabilities were: less than 0.003% for Syria, and less than 0.002% each for Sudan and Cuba.

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

For the purposes of preparing this response, Barclays has gone to considerable effort to retrieve and analyse the information available. We respectfully advise the Staff that it has proven impracticable to extract all of the comparable figures for years 2010 and 2011, and for the interim period six months ended 30 June 2013, as, in light of the extremely limited nature and immateriality of this to the business as a whole, we believe this would be very time consuming and expensive to collate and provide no additional information that would be of use to investors. However, Barclays has no reason to believe that the materiality of the amounts for 2010 and 2011, or for the interim period ended 30 June 2013 would be different in any significant respect from the materiality of the amounts in 2012 in the context of Barclays as a whole. Barclays respectfully requests that the Staff accept the information supplied herein without requiring Barclays to go to great additional expense, time and effort in an attempt to provide additional financial information.

As of and for the year ended 31 December 2012, as applicable (in millions of U.S. $)[1]

	Revenues	Assets	Liabilities
Syria	<$0.7	<$14	<$42
Sudan	<$0.5	<$0.6	<$26
Cuba	<$1.1	<$39	<$27

The figures presented above represent Barclays’ exposure to the Subject Countries through either direct or indirect customer relationships across our Retail, Corporate, and Wealth Management businesses (there is no exposure within Barclays Investment Bank).

The information in this letter shows changes in customer activity relative to the information reported in our October 2010 letter relating to the Subject Countries, although still at immaterial levels. The changes can be attributed to the following reasons. Firstly, Barclays has further strengthened its SEC reporting processes and procedures. Secondly, Barclays has invested a significant amount of resources to enhance its Sanctions Policy, screening systems, and controls in activity relating to sanctioned countries. These enhancements have resulted in better identification and reporting of activity involving sanctioned countries. The process of collecting information for this letter has relied on the information provided by these enhanced systems and controls. Thirdly, these enhancements also enable Barclays to better enforce its Sanctions Policy and risk tolerance, and specifically, severely restricting activity relating to the Subject Countries to meet its sanctions obligations, while allowing legally permissible business activity. Fourthly, values are subject to fluctuations of fair values of assets and liabilities as at 31 December 2012.

[1]	Although the figures presented above are stated in U.S. dollars for the sake of consistency with our 2010 letter, only a small portion of the underlying business activities were conducted in U.S. dollars.

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

Barclays identified customers and business activity with contacts in the Subject Countries using information collected from the businesses, its customer and sanctions compliance programme databases, screening systems, and payments private lists2, among others. We considered business activity in all currencies; individual customers who are resident in one of the Subject Countries, and individual customers who are nationals of Cuba, except for those who are unblocked nationals3; and corporate customers located in one of the Subject Countries, or any entity owned or controlled by a resident of or the governments of the Subject Countries, and/or with 15% or more of their business activity derived from assets, sales turnover or revenue from, in or with the Subject Countries.

We excluded from this review customers and business activity relating to (i) South Sudan, humanitarian aid and to the activities of the United Nations, (ii) individual (non corporate) customers outside of the Subject Countries (other than Cuban nationals) who did not have any ongoing or substantial relationship with the Subject Countries (i.e., excluded from this review are customers with only non recurring or incidental payments such as those in connection with a vacation that involve amounts immaterial to that individual client; however, this review included customers who made ongoing remittances to a Subject Country) ; (iii) individual customers who are unblocked nationals of Cuba4; and (iv) corporate customers with less than 15% of their business activity derived from assets, sales turnover or revenue from, in or with the Subject Countries.

Qualitative Analysis

On the basis of qualitative factors, including principally the impact of Barclays limited activities in the Subject Countries on Barclays results of operations, financial condition, share value and reputation, Barclays does not believe that our activities, particularly in light of our efforts to reduce our activities with respect to the Subject Countries, are material. We do not believe that our activities in the Subject Countries would have a material influence on a reasonable investor’s decision to invest in Barclays PLC ordinary shares or American Depositary Shares (ADSs) representing Barclays PLC shares or in securities of Barclays Bank PLC, nor that they pose a material investment risk for our security holders. Barclays does not believe that investors in the shares, ADSs or other securities of a multinational financial institution headquartered in the U.K. with a long history of international dealings and extensive involvement in providing financial services to a broad international client base, like the client base of Barclays, would find it unusual that Barclays (or peer European financial services companies, some of which have ADSs listed in the U.S.) has some limited activities relating to the Subject Countries.

Barclays takes its obligations to prevent money laundering and terrorist financing very seriously. Barclays has policies, procedures and training in place intended to ensure that Barclays and its employees comply with applicable laws and regulations, including applicable U.K., U.S. and E.U. sanction requirements. Barclays has also continued to enhance its operational controls and sanctions compliance programmes, including enhancing its customer and payment filtering systems to ensure robust screening, committing substantial personnel and resources to sanctions compliance programmes, implementing an extensive global training programme tailored to specific job responsibilities to educate staff about sanctions compliance, committing to conduct regular audits of sanctions compliance issues and ensuring that U.S. sanctions compliance is reported to the most senior executives of Barclays.

[2]	Payments private lists are lists of entities, persons and other keywords, such as account numbers, that Barclays applies in payments screening. Barclays uses its payments private lists to monitor payments for possible circumvention activity, parties known to present a risk of sanctions breaches, and other restricted activity involving permitted accounts.
[3]	Unblocked nationals as defined in 31 CFR 515.505(a).
[4]	Ibid.

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

In addition, Barclays believes that its actions following the settlement with the U.S. Department of Treasury’s Office of Foreign Assets Control (‘OFAC’), the U.S. Department of Justice (‘DoJ’) and the New York District Attorney’s Office (together, the ‘U.S. Authorities’) in August 2010 (the ‘Settlement’), which included deferred prosecution agreements (the ‘DPAs’) and a Cease and Desist Order (the ‘C&D Order’) have contributed to mitigating any potential negative impact of the matters identified in the Settlement from an investor sentiment perspective. Those actions specifically have included significant remedial activities with respect to our Sanctions Policy and procedures, and training.

In August 2012, the DoJ filed a motion with the U.S. District Court of the District of Columbia to dismiss the DPA, as all applicable requirements under the DPA had been met. The motion was granted in December 2012. The C&D Order has no end date and the requirements under the Order, including continued compliance with sanctions, remain in effect. Various actions to implement the C&D Order continue to be undertaken; among other things, the C&D Order requires an annual independent review of Barclays Sanctions Compliance Programme, which has resulted in several additional enhancements to our Sanctions Programme.

Barclays is aware of the fact, as noted in the Staff’s comment, that various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Barclays respects the views of investors who hold these views. In light of the reasons stated above, including the limited nature of Barclays exposure to the Subject Countries and the enhancements made to the Barclays Sanctions Policy and other remedial actions taken since our October 2010 letter, Barclays does not believe that these initiatives will result in any material adverse impact on Barclays business or financial condition. In light of the foregoing, we do not believe that our contacts with the Subject Countries are either quantitatively or qualitatively material.